AB 3/7

13013716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68595

SEC Mail Processing Section RECEIVED MAR 01 2013 Washington DC 123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen River Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Waterford Drive
(No. and Street)

Cartersville	Georgia	30120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson — (404) 606-1768
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street NE, Suite 1800	Atlanta	Georgia	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen River Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASPEN RIVER SECURITIES, LLC

Financial Statements

December 31, 2012

(with Independent Auditor's Report thereon)

Porter Keadle Moore

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Aspen River Securities, LLC
Cartersville, Georgia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Aspen River Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen River Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplemental Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplemental Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 26, 2013

ASPEN RIVER SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	46,158
Prepaid expenses		6,500
Total assets	$	52,658

Liabilities and Member Equity

Liabilities – consisting of accounts payable	$	7,484
Member equity		45,174
Total liabilities and member equity	$	52,658

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2012

Revenue – consisting of interest income	$	131
Expenses:		
Salaries and other employee compensation and benefits		24,144
Legal and professional		82,660
Regulatory		6546
Other		9,456
Total expenses		122,806
Net loss	$	(122,675)

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement Changes in Member Equity

For the Year Ended December 31, 2012

Balance at December 31, 2011	$	128,471
Member contributions		39,378
Net loss		(122,675)
Balance at December 31, 2012	$	45,174

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(122,675)
Change in accounts payable		328
Net cash used in operating activities		(122,347)
Cash flows provided by financing activities, consisting of contributions by member		39,378
Net decrease in cash		(82,969)
Cash at beginning of the year		129,127
Cash at end of the year	$	46,158

See notes to financial statements.

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Aspen River Securities, LLC (the "Company") is a Georgia limited liability company formed on April 21, 2010, and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on May 20, 2011. The Company offers benefit plan consulting services and other securities services.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2012, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company's tax returns for 2010 through 2012 are subject to income tax examination.

Limitation of Member Liability

Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

(2) **Related Party Transactions**

Operations of the Company to date have consisted of operating and regulatory expenses. A portion of these expenses have been paid by the Member on behalf of the Company and totaled $46,302 for the year ended December 31, 2012. Of this amount, $39,378 was reclassified as a capital contribution by the Member. The remaining $6,924 is included in accounts payable at December 31, 2012. Without the support of the Member, results for the year ended December 31, 2012 would differ from what is reported in the financial statements.

The Company has a Resources and Services Agreement with Oculus Partners, LLC ("Oculus"), a company related by common ownership. Under this agreement, Oculus provides ongoing administrative support, management, office space, office equipment and other services. The monthly fee under this agreement is $280 per month plus actual time for personnel based on a rate schedule defined in the agreement. During 2012, the Company recorded fees totaling $27,504 under this agreement, which are recorded in salaries and other employee compensation and benefits and other expenses in the statement of operations. As of December 31, 2012, $560 was payable to Oculus pursuant to the agreement.

The Company has a Resources and Services Agreement with Aspen River Capital, LLC ("ARC"), a company related by common ownership. Under this agreement, ARC provides consulting services to the Company on an as needed basis. The consulting fees under this agreement are based on actual time spent using a rate schedule defined in the agreement. During 2012, the Company recorded consulting fees totaling $6,000 under this agreement, which are recorded in legal and professional expenses in the statement of operations. As of December 31, 2012, there was no amount due to ARC pursuant to the agreement.

(3) **Consulting Services Agreement**

The Company has a Consulting Services Agreement with MGL Consulting Corporation ("MGL"). Under this agreement, MGL provides certain financial, compliance and regulatory services. For the period from January 1, 2012 through June 30, 2012 the monthly fee under this agreement was $6,500. Effective July 1, 2012 the compliance function was assumed by the Member and the fee was reduced to $4,000 per month. During 2012, the Company recorded fees totaling $63,000 under this agreement, which are recorded in legal and professional expenses in the statement of operations. As of December 31, 2012, there was no amount due to MGL pursuant to this agreement.

(4) **Subsequent Events**

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 26, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTAL

SCHEDULE

ASPEN RIVER SECURITIES, LLC

Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of Net Capital:

Member equity	$ 45,174
Non-allowable assets	(6,500)
Net capital	38,674
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 32,674

Computation of Aggregate Indebtedness:

Aggregate indebtedness	$ 7,484
Ratio of aggregate indebtedness to net capital	.19 to 1

Reconciliation with Company's Computation (included in Part II of its FOCUS Report as of December 31, 2012):

Net capital as reported in Part II (unaudited) FOCUS report	$ 34,684
Audit adjustments, net	3,990
Net capital, per above	$ 38,674

Schedule II - Computation for Determination of Reserve Requirements

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2012.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2012